UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 405th MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 26th, 2020

1.         DATE, TIME AND PLACE: At 9:00 a.m., on March 26th 2020, at Gustavo Armbrust Street, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve, the Long Term Incentive Plan (LTI) Plan Review for CEO, Executive Vice-Presidents, Head of Subsidiary, Executive Director and Level II Manager of CPFL Energia S.A. ("CPFL Energia"), as from the 2020 LTI granting.

(iii) To submit, to a voting at the Ordinary General Meeting of CPFL Energia the proposal for overall compensation of the Company’s Management and Fiscal Council members for the period from May 2020 to April 2021, as previously examined by the Human Resources Management Committee, as follows:

(a) remuneration of the Company’s Management in the amount of up to R$ 36,285,186.40 (thirty six million, two hundred and eighty-five thousand, one hundred and eighty-six reais and forty cents), being R$ 35,042,852.50 (thirty five million, forty-two thousand, eight hundred and fifty-two reais and fifty cents) as fixed and variable compensation of the Board of Executive Officers, including benefits and charges, and R$ R$ 863,066.76 (eight hundred and sixty-three thousand, sixty-six reais and seventy-six cents) as fixed compensation of the Board of Directors;

(b) gross remuneration of the Fiscal Council in the amount of up to R$ 379,267.13 (three hundred and seventy-nine thousand, two hundred and sixty-seven reais and thirteen cents) .

(iv) To recommend, the favorable vote to the representatives of CPFL Energia in the General Shareholders’ Meetings and/or Partners’ Meetings of its subsidiaries  approving the overall compensation of their Board of Directors, Board of Executive Officers and Fiscal Council, as applicable, for the period from May 2020 to April 2021, in the overall amount of up to R$ 65,144,124.82 (sixty-five million, one hundred and forty-four thousand, one hundred and twenty-four reais and eighty-two cents), in accordance with the proposal that is filed in the Company’s headquarters.

(v) To approve, the appointment of members by the Chief Executive Officer of CPFL Energia to be elected to the Board of Directors, Fiscal Council and Board of Executive Officers, as applicable, of the subsidiaries of CPFL Energia and to recommend the favorable vote to its representatives on the Shareholders’/Partners’ Meetings and Board of Directors of the subsidiaries listed below, in order to accomplish the referred election, according to the abovementioned indications on the following controlled companies: CPFL Energias Renováveis S.A. (“CPFL Renováveis”), Campos Novos Energia S.A. (“ENERCAN”), Energética Barra Grande S.A. (“BAESA”), Companhia Energética Rio das Antas (“CERAN”), Chapecoense Geração S.A. (“Chapecoense”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Centrais Elétricas da Paraíba (“EPASA”), Investco S.A. (“INVESTCO”) and Paulista Lajeado Energia S.A. (“LAJEADO”).

(vi) To take cognizance of the nomination of members to the Board of Directors and the Fiscal Council of CPFL Energia and to manifest itself in favor of the qualification of the candidates Messrs. Antônio Kandir and Marcelo Amaral Moraes in the independence criteria for the Board of Directors, proposing their nomination for the positions of independent members of the Board of Directors of the Company, as well as to submit the proposals to the Annual General Meeting of the Company, to be held on April 30th 2020.

(vii) To submit, in terms of the Board of Executive Officers’ Resolution NO. 2020040-C, to the Extraordinary Shareholders’ Meeting of the Company the proposal of amendment and consolidation of the CFPL Energia’s Bylaws which shall become effective with the wording in accordance with the document filed in the headquarters of the Company.

(viii) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020041-E, the favorable vote to its representatives on the General Shareholders Meeting of its controlled companies CPFL Comercialização Brasil S.A. ("CPFL Brasil"), Sul Geradora Participações S.A. ("Sul Geradora"), TI Nect Serviços de Informática Ltda. ("TI Nect"), CPFL Geração de Energia S.A. ("CPFL Geração") and CPFL Centrais Geradoras Ltda. ("Centrais Geradoras"), to change the headquarter’s address to Rua Jorge de Figueiredo Correa, 1632, Jd. Professor Tarcilla – CEP 13087-397 – City of Campinas, State of São Paulo, as following described:

(a) CPFL Brasil: to approve the alteration of the company’s headquarters address and the consequential amendment to the Article 3 of the Bylaws, which shall become effective with the following wording: “Article 3 - The Company has its registered office in the city of Campinas, state of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code 13087-397 and can maintain branches, offices, storage units, warehouses or any other establishments anywhere in Brazil, by a resolution of the Board of Executive Officers, or abroad, by a resolution of the Shareholders Meeting.”;

(b) Sul Geradora: to approve the alteration of the company’s headquarters address and the consequential amendment to the Article 3 of the Bylaws, which shall become effective with the following wording: “Article 3 - The Company, with registered office and jurisdiction in the city of Campinas, state of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code 13087-397, may open and extinguish branches, agencies, offices or representations at any point in the national territory or abroad, by a resolution of the Board of Directors.”; (iii) TI Nect: to approve the alteration of the company’s headquarters address, changing the First Clause of the Bylaws, which shall become effective with the following wording: “First Clause: The Company, titled TI Nect Serviços de Informática Ltda., with registered office and jurisdiction in the city of Campinas, state of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code 13087-397. The company may open, maintain and extinguish branches, agencies and offices anywhere in Brazil, by a resolution of the Board of Executive Officers.”; (iv) CPFL Geração: to approve the alteration of the company’s headquarters address, changing the Article 3 of the Bylaws, which shall become effective with the following wording: “Article 3 - The Company has its registered office in the city of Campinas, state of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code 13087-397 and can maintain branches, offices, storage units, warehouses or any other establishments anywhere in Brazil, by a resolution of the Board of Executive Officers, or abroad, by a resolution of the Board of Directors.”; (v) Centrais Geradoras: to approve the alteration of the company’s headquarters address, changing the First Clause of the Bylaws, which shall become effective with the following wording: “First Clause: The Company, titled CPFL CENTRAIS GERADORAS LTDA., with registered office in the city of Campinas, state of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code 13087-397. The company may open, maintain and extinguish branches, agencies and offices anywhere in Brazil, by a resolution of the Board of Executive Officers.”

(ix) To approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and to Article 17, item “d” of the Bylaws, the publication of call notices to the Annual and Extraordinary Shareholders Meetings of the Company, to be held on April 30th, 2020.

The following items were presented: (a) Follow Up of Internal Audit Plan 2020; (b) Monthly Results (February/2020); (c) Monthly Health and Safety Report; (d) Business Development Follow Up; (e) Dams Status; and (f) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, March 26th, 2020.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 6, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.